Exhibit 3

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Following SoftBank Corp.’s Increased Bid for Sprint, Crest Financial Demands that Clearwire Board Allow Clearwire Stockholders to Reject the Sprint Merger and Open the Company to a Competitive Bidding Process

Sends letter to Clearwire Board urging it to reconstitute the Board’s Special Committee, fully consider DISH’s “superior” offer, allow stockholders to reject the Sprint-Clearwire merger, and terminate the “oppressive” Sprint merger agreement

HOUSTON, June 11, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), sent a letter to Clearwire’s Board of Directors reiterating its view that DISH Network Corporation’s tender offer for all outstanding shares of Clearwire for $4.40 per share “is both actionable and superior in every way to Sprint Nextel Corporation’s current offer of $3.40 per share.” Crest noted that SoftBank Corp.’s increased bid for Sprint confirms that SoftBank’s desire for Clearwire’s spectrum “has only increased.” Thus, Crest urged the Clearwire Board to pursue a “direct, competitive bidding process for the Company.” In order to pursue that process, Crest demanded that the Clearwire Board “reconstitute the Special Committee with truly independent directors, fully consider DISH’s tender offer to the stockholders of Clearwire, and free the Company from Sprint’s oppressive grip by terminating the merger agreement following stockholders’ rejection of the Sprint-Clearwire merger on Thursday.”

In Crest’s letter to the Clearwire Board, David K. Schumacher, Crest’s General Counsel, stated: “SoftBank’s increased offer for Sprint confirms that the desire to obtain Clearwire’s goldmine of spectrum, through control of Sprint, has only increased. On the eve of Sprint’s stockholder vote, and faced with its own competing offer from DISH, SoftBank has upped its bid for Sprint. As we have maintained all along and SoftBank has confirmed in public statements, Clearwire’s wealth of spectrum is SoftBank’s ultimate target in its pursuit of Sprint. Thus, its incremental bump for Sprint is in fact a bump to its indirect bid for Clearwire. Clearwire’s stockholders should therefore receive the benefit of SoftBank’s sweetened deal. If Sprint wishes to accomplish its plan of locking up Clearwire for its ultimate suitor, it must pay an adequate price that reflects the true value of the Company.”

According to Schumacher: “Instead, Sprint has attempted to squeeze-out Clearwire’s minority stockholders on the cheap, while redirecting the bidding war to itself. Those fiduciary breaches continue. While objecting to DISH’s tender offer for Clearwire with hastily manufactured legal challenges, Sprint has set a deadline for DISH to respond to SoftBank’s latest bid with its own ‘best and final’ offer for Sprint. We believe that the clear intent of these actions is to prevent DISH from bidding directly for what it most desires—Clearwire and its spectrum assets—so that it is forced to pay a premium for Sprint. Although that course might be more beneficial to Sprint and its stockholders, it visits great harm on Clearwire’s stockholders and is thus an egregious breach of Sprint’s fiduciary duties as Clearwire’s controller.”

Schumacher added: “There can be no doubt that DISH’s tender offer is better for Clearwire’s stockholders than Sprint’s most recent bid for Clearwire. DISH has offered Clearwire stockholders a full dollar more per share than Sprint, and DISH’s tender offer does not require any stockholder to sell against its will. Moreover, DISH’s proposed note purchase agreement would permit Clearwire to draw down the same $800.0 million that Sprint has offered in financing, but at an exchange ratio of $2.50 per share—as compared to Sprint’s much more dilutive rate of $1.50 per share. To be sure, DISH’s offer might not turn out to be Clearwire’s best option. But it is plainly superior to Sprint’s proposal. And it is certainly a step in the direction toward the open, competitive bidding process that is essential to realizing the true value of the Company.”

Crest’s letter explained: “The Clearwire Board is duty-bound to promote this competitive process. In order for that to occur, the Board must close the polls for the scheduled stockholder meeting on June 13, so that the Company’s stockholders can finally reject the oppressive terms of the Sprint merger agreement. Twice now the stockholders have been poised to vote down the Sprint-Clearwire merger, and twice the Board has adjourned the vote to keep the onerous Sprint merger agreement alive. Enough is enough. No more adjournments. There is no justification for forcing Clearwire’s true minority stockholders to continue living under Sprint’s oppression. It is time for the Board to honor the stockholder vote and put an end to the burdens of the Sprint merger agreement. It would be an undue interference with the stockholder franchise to adjourn again just because the stockholders have not given Sprint the answer it wants. Clearwire’s stockholders have spoken loud and clear and the Board should now finally listen.”

Schumacher further stated: “There is nothing preventing the Board from entering into the investor rights and note purchase agreements requested by DISH if consummating the DISH tender offer proves to be in the best interests of Clearwire’s minority stockholders. As explained in prior letters from DISH and Crest, entering into the agreements requested by DISH does not breach any of Clearwire’s contractual obligations or violate any Delaware law. Sprint’s suggestions to the contrary are baseless and, in fact, only further evidence of its oppressive stance toward the Company’s minority investors.”

The letter to the Clearwire Board concluded: “You have a duty to resist Sprint’s efforts to divert Clearwire’s true value. The only way to do so is to reconstitute the Special Committee with truly independent directors, fully consider DISH’s tender offer to the stockholders of Clearwire, and free the Company from Sprint’s oppressive grip by terminating the merger agreement following stockholders’ rejection of the Sprint-Clearwire merger on Thursday. Sprint, of course, remains free to submit a competing proposal that is superior to DISH’s tender offer—but it should be required to do so on a level playing field, without the unfair, coercive terms of the current merger agreement and related agreements. And others could respond with their own offers to top DISH’s and Sprint’s bids. That is how the free market is supposed to work. That is the competitive bidding process that will capture the Company’s true value for all of Clearwire’s investors. That is what you have an obligation to pursue.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the proposed Sprint-Clearwire merger. If stockholders have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The full letter to the Clearwire Board can be found at http://www.dfking.com/clwr or http://www.bancroftpllc.com/crest.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a supplement to its definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement and the supplement have been mailed to the stockholders of Clearwire. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND THE SUPPLEMENT, WHICH ARE AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement, the supplement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement and the supplement are also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited